Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility is discussed.

AGCO and Agility Robotics Advance Smart Manufacturing with Humanoid Robot Pilot in Hesston, Kansas, Facility

AGCO to explore Digit robot use in manufacturing operation for repetitive, hazardous tasks

DULUTH, Ga. | Oct. 20, 2026 | AGCO (NYSE: AGCO) and Agility Robotics, a leading humanoid robotics and physical AI company, have signed a commercial agreement to advance the future of manufacturing through AI-powered humanoid automation. The U.S. pilot, expected to begin in 2027, will support AGCO’s efforts to create more flexible, intelligent factories, beginning at AGCO’s Hesston, Kansas, production facility.

Agility Robotics’ Digit® robot will initially support key assembly and production operations including parts sorting and stacking, and intelligent placement of totes for storage. By automating repetitive and physically demanding tasks, the robot will help enhance ergonomic safety, improve operational efficiency and empower employees to focus on higher-value, skill-driven work that advances innovation and productivity.

“This strategic relationship views humanoid robotics and AI as essential ’teammates‘ in building flexible, intelligent factories,” said Thomas Enghof, AGCO’s Director of Manufacturing Technology. “They unlock automation in complex, human-centric workflows, augmenting human capabilities by absorbing repetitive, strenuous or hazardous tasks. By pairing human ingenuity with robust robotic engineering and strict safety governance, we create resilient manufacturing systems that empower the workforce and deliver measurable business value.”

AGCO joins a growing number of global leading companies deploying Agility’s humanoid robots, including Toyota, GXO and Schaeffler.

“We’re excited to work alongside AGCO as they continue to lead the way in agricultural innovation,” said Daniel Diez, Chief Business Officer of Agility Robotics. “By introducing Agility’s Digit humanoid robots into AGCO’s operations, we have an opportunity to strengthen manufacturing processes, support employees in demanding tasks and demonstrate how advanced robotics can create measurable impact across modern production environments.”

Powered by advanced artificial intelligence, Digit continuously learns and adapts to evolving workflows, enabling greater operational flexibility and improved productivity. When paired with Agility Arc™, Agility Robotics’ cloud-based platform for deploying and managing robot fleets, companies can rapidly integrate automation into essential operations without requiring extensive infrastructure changes or costly facility upgrades.

Agility is preparing to become a public company through its previously announced business combination with Churchill Capital Corp XI (Nasdaq: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

About AGCO

AGCO (NYSE: AGCO) is a global leader in agricultural machinery and precision agriculture technologies. Driven by a Farmer-First strategy, AGCO delivers value through its differentiated leading brands, Fendt™, Massey Ferguson™, PTx™ and Valtra™. AGCO’s high-performance equipment and smart farming solutions, including brand-agnostic retrofit technologies and autonomous offerings, empower farmers to drive productivity while sustainably feeding the world. For more information, visit www.agcocorp.com.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics' mission is to build robot partners that augment the human workforce. Agility's groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for WorkⓇ and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we're pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the expected performance and capabilities of Digit 5 including its support of assembly and production operations; our relationship with AGCO; the expected timing of early access to, and broader commercial availability of, Digit 5; estimates of customer adoption rates, market acceptance and usage patterns; the timing and success of the Company's future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company's ability to attract, retain and expand its customer base; the Company's expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; our ability to consummate the proposed business combination and PIPE and the satisfaction or waiver of the closing conditions set forth in the proposed business combination or PIPE subscription agreements; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination or PIPE subscription agreements; the expected timing of the closing of the proposed transaction; the expected listing of the combined company's securities on Nasdaq; and the potential benefits of the proposed transaction and expectations related to its terms and timing.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company's, Churchill XI's or the combined company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the risk that Digit 5 or its battery system may not achieve the expected performance, specifications or operating results in commercial environments, or may experience delays in development, testing, production or availability;; the Company's historical net losses and limited operating history; the Company's expectations regarding future financial performance, capital requirements and unit economics; the Company's use and reporting of business and operational metrics; the Company's competitive landscape; the Company's dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company's ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company's reliance on strategic partners, suppliers and other third parties; the Company's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI's securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI's shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI's public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company's estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI's filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company's and Churchill XI's management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect the Company's and Churchill XI's beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company's and Churchill XI's statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI's founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI's founders' or sponsors' past investments.

Participants in the Solicitation

Churchill XI, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill XI’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill XI’s shareholders in connection with the proposed transaction are set forth in the definitive proxy statement/prospectus . You can find more information about Churchill XI’s directors and executive officers in Churchill XI’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus . Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts:

Media:

Bob Blakely, AGCO: Bob.Blakely@AGCOCorp.com

Michael Oldenburg, Agility: media@agilityrobotics.com

Investors:

Anthony Rozmus, Agility: investor-relations@agilityrobotics.com

5